SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                  Securities and Exchange Commission
                        Washington, D.C. 20549


                       Interscience Computer Corporation
                           (Name of Issuer)
        Common                         46069K106
   (Title of Class of Securities)                  (CUSIP Number)

                         Robert C. Pearson
                 Renaissance Capital Group, Inc.
    8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
                               (214) 891-8294

       (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             September 18, 1998
       (Date of Event which Requires Filing of this Statement)

1.   Names of Reporting Person's S.S. or I.R.S. Identification No.

   a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518



2.   Check the Appropriate Box if a Member of a Group
   (a)
   (b)

3. SEC Use Only
                   -----------------------------------------------------------

4.    Source of Funds     PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items

      2(d) or 2(e)    None

6.    Citizenship or Place of Organization a.    Texas
                                    b.

       Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole voting Power          (a) 2,250,000      (b) 0

8.     Shared Voting Power            0


9.     Sole Dispositive Power     (a) 2,250,000      (b) 0


10.    Shared Dispositive Power       0



11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,250,000



12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None



13.   Percent of Class Represented by Amount in Row (11)
                     (a)39.47%        (b) 0

14.   Type of Reporting Person   IV
                             SCHEDULE 13D
                     Filed Pursuant to Rule 13D-1

Item 1.    Security and Issuer

       This statement relates to the Common Stock and Warrants of Interscience Computer Corporation (the "Company").

       Interscinece Computer Corporation                  Company
       5236 Colodny Drive, Ste. 100
       Agoura Hills, California 91301

Item 2.   Identity and Background

               a., b., c.

        Renaissance Capital Growth &Income Fund III, Inc.  Filer
        8080 N. Central Expressway, Suite 210
        Dallas, Texas 75206

        Renaissance Capital Group, Inc.         Investment Advisor to the Filers
        8080 N. Central Expressway, Suite 210
        Dallas, Texas 75206

        Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, was organized as a business development company under the Investment Company Act of 1940, as amended.

        Renaissance Capital Group, Inc., a Tecas corporation, is the Investment Advisor and is responsible for the administration of Filer's investment portfolio.

   d.   None
   e.   None
   f.   Texas

Item 3.    Source and Amount of Funds or Other Consideration

        As part of the Company's Plan of Reorganization, Filer's shares of the Company's Preferred Stock were exchanged for 1,750,000 shares of Common Stock and 500,000 two-year warrants.

Item 4.    Purpose of Transaction

       The sole purpose of the acquisition of these securitiey is as an investment in accordance with Filer's election as a Business Development company under the Investment Act of 1940, as amended.

       Filer has designated one member of the Board of Directors, Robert C. Pearson.

Item 5.    Interest in Securities of the Issuer

       a.  Filer owns 1,750,000 shares of Common Stock and 500,000 warrants.

       b.

       c.   Inapplicable.

       d.   Inapplicable.

       e.   Inapplicable.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

        None.

Item 7.    Persons Retained, Employed or to be Compensated

        Robert C. Pearson, a director of the Company, is Senior Vice President-Corporate Finance of the Investment Advisor. Outside directors of the Company receive $1,000 per meeting and are reimbursed for their out-of-pocket expenses.

Item 8.    Material to be Filed as Exhibits

        Inapplicable.


   After reasonable inquiry and to the best of his individusl knowledge and belief, the signatory below certifies that the information set forth in this statement is true, complete, and correct.

  The person whose signature appears below agrees that this statement on Amentment No. 1 to Schedule 13D is filed on his behalf.

Executed as of September 24, 1998

               RENAISSANCE CAPITAL GROWTH & INCOME FUND III, Inc.
               By Renaissance Capital Group, Inc., Investment Advisor


               By:          /s/ Russell Cleveland
                           -----------------------------------------------
                           Russell Cleveland, President